Exhibit 99.1

Hebrew University’ Yissum and Israeli Biotech Clearmind Medicine’s Psychedelic-Derived Obesity Treatment Presented by Professor Joseph Tam, D.M.D., Ph.D. at Isranalytica 2023

Isranalytica 2023, the Annual meeting of the Israel Analytical Chemical Society, provided Clearmind with the opportunity to garner visibility for its drug candidate MEAI from attendees at one of the largest annual analytical chemistry conferences in the world

Tel Aviv, Israel / Vancouver, Canada, Jan. 25, 2023 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (NASDAQ: CMND) (CSE: CMND), (FSE: CWY) (“Clearmind” or the “company”), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced that Professor Joseph Tam, D.M.D., Ph.D., who led the pre-clinical trial for its drug candidate MEAI for treating obesity, presented the latest results at Isranalytica 2023.

The presentation, titled “The Psychoactive Drug 5-Methoxy-2-aminoindane (MEAI) Ameliorates Obesity and its Metabolic Complications,” included data from recently announced pre-clinical results demonstrating efficacy of Clearmind’s drug candidate MEAI for treating obesity and metabolic syndrome.

Isranalytica 2023, the Annual Meeting of the Israel Analytical Chemical Society, ranks as one of the world’s largest annual analytical chemistry conferences. Professor Joseph Tam, D.M.D., Ph.D., heads the Obesity and Metabolism Laboratory, and he is an Associate Professor of Pharmacology at the Hebrew University’s Institute for Drug Research. Along with Dr. Saja Baraghithy, Ph.D., he led the pre-clinical trial as part of Clearmind’s robust collaboration with the Hebrew University and its technology transfer company Yissum.

“We are honored that our research partner, Professor Joseph Tam, chose to present the promising results of our MEAI-based treatment for obesity to professionals and medical peers,” said Clearmind’s CEO Dr. Adi Zuloff-Shani. “One of our targets is to expand the awareness to our unique treatments among the scientific and medical community, as a wide network will facilitate our future clinical programs.”

About Clearmind Medicine Inc.

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The company’s intellectual portfolio currently consists of seven patent families. The company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq and the Canadian Securities Exchange under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY”.

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations

invest@clearmindmedicine.com

Telephone: (604) 260-1566

General Inquiries

Info@Clearmindmedicine.com

www.Clearmindmedicine.com

About Yissum

Yissum is the technology transfer company of The Hebrew University of Jerusalem. Founded in 1964, it serves as a bridge between cutting-edge academic research and a global community of entrepreneurs, investors, and industry. Yissum’s mission is to benefit society by converting extraordinary innovations and transformational technologies into commercial solutions that address our most urgent global challenges. Yissum has registered over 11,000 patents globally; licensed over 1,140 technologies and has spun out more than 200 companies. Yissum’s business partners span the globe and include companies such as Boston Scientific, ICL, Intel, Johnson & Johnson, Merck, Novartis and many more. For further information please visit www.yissum.co.il

FORWARD-LOOKING STATEMENTS:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the results of preclinical trials, conducting future trials, the results of future projects, the submission of patent applications and that psychedelic based treatments hold potential to address and provide dedicated solutions for various mental health conditions. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s final prospectus (registration No. 333-265900) filed with the SEC on November 16, 2022. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.